UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2 of Schedule 13D)*

CareAdvantage, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

14166N20

(CUSIP Number)

Dennis J. Mouras
CareAdvantage, Inc.
485-C Route 1 South
4th Floor
Iselin, NJ  08830
(732) 362-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 9, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14166N20

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Dennis J. Mouras

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) ☒ [1]

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power: 29,500,000

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 26,000,000

	10.	Shared Dispositive Power: 3,500,000 [2]

1 On September 9, 2009, the Issuer raised $400,000 of additional capital pursuant to a private placement of its Common Stock.  The stock was sold to Dennis J. Mouras, David G. Noone, and David J. McDonnell, all of whom are directors of the Issuer, and George Neidich, the Issuer’s general counsel, for $100,000 each. Pursuant to a separate Subscription Agreement with the Issuer, each investor purchased 20,000,000 shares of the Common Stock at $0.005 per share, the market price of the Common Stock at such time.  The Reporting Person expressly disclaims the existence of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934.

2

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 29,500,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11): 20.7%

14.	Type of Reporting Person (See Instructions): IN

* Includes shares that may be acquired within 60 days upon the exercise of stock options

Item 1.	Security and Issuer

This statement relates to shares of common stock, par value $0.001 (the “Common Stock”) of CareAdvantage, Inc, a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 485-C Route 1 South, Iselin, New Jersey.

Item 2.	Identity and Background

(a)	Dennis J. Mouras
(b)	485-C Route 1 South, Iselin, New Jersey.
(c)	Director, President, and Chief Executive Officer of the Issuer.
(d)	No
(e)	No
(f)	The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person purchased 20,000,000 shares of the Common Stock covered by this statement for $100,000 of his own personal funds.

Item 4.	Purpose of Transaction

The Reporting Person purchased the Common Stock reported in Item 3 for the purpose of investing in the Issuer.

2 This is a corrected disclosure.  The 3,500,000 shares of the Common Stock with respect to which the Reporting Person has shared dispositive power were previously reported on the Schedule 13G dated December 31, 2004 and filed on February 10, 2005 as owned with sole dispositive power.

3

The Reporting Person is Director, President, and Chief Executive Officer of the Issuer, and as such may be in the position to affect or influence the policy and business decisions of the Issuer.  However, the Reporting Person currently has no plans or proposals that relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

The Reporting Person, in his capacity as Director, President, and Chief Executive Officer reserves the right to take any action, including those enumerated above, which is deemed to be in the best interest of the Issuer and which action is approved by the Board of Directors of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)
The Reporting Person is the beneficial owner of 29,500,000 shares of the Common Stock, which represents 20.7% of the Common Stock at this time.  Other than set forth herein, currently, the Reporting Person has no other interest, either of record or beneficially, in the Common Stock.

(b)
The Reporting Person has the sole power to vote or to direct a vote in regards to 29,500,000 shares of the Common Stock he beneficially owns; he has the sole power to dispose or direct the disposition of 26,000,000 shares of the Common Stock; and he shares with his former wife the power to dispose or direct the disposition of 3,500,000 shares of Common Stock.

(c)
On September 9, 2009, the Reporting Person purchased 20,000,000 shares of the Common Stock at $0.005 per share, the market price of the Common Stock on such date, pursuant to a private placement by the Issuer.

(d)	Not applicable.

(e)	Not applicable.

4

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On September 9, 2009, the Issuer raised $400,000 of additional capital pursuant to a private placement of its Common Stock.  The stock was sold to each of Dennis J. Mouras, David G. Noone, and David J. McDonnell, all of whom are directors of the Issuer, and George Neidich, the Issuer’s general counsel. Pursuant to a separate Subscription Agreement with the Issuer, each investor purchased 20,000,000 shares of the Common Stock at $0.005 per share, the market price of the Common Stock at such time, for an aggregate price of $100,000.  The Reporting Person expressly disclaims the existence of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934.

In connection with the private placement, the Reporting Person entered into a Subscription Agreement, pursuant to which he has “piggyback rights” to require the Issuer to include the Common Stock purchased by the Reporting Person in any registration that the Issuer effects for capital raising purposes.

The Reporting Person will share equally with his former wife any net proceeds from the sale of 3,500,000 shares of the Common Stock with respect to which he and his former wife share the power to dispose.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1. Form of Subscription Agreement between the Reporting Person and the Issuer dated September 9, 2009

5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 15, 2009
Date

/s/ Dennis J. Mouras
Signature
Dennis J. Mouras
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

6

Exhibit 1

SUBSCRIPTION AGREEMENT
FOR SHARES OF COMMON STOCK OF
CAREADVANTAGE, INC.
A Delaware Corporation

THE SHARES OF COMMON STOCK (THE “SHARES”) OF CAREADVANTAGE, INC., A DELAWARE CORPORATION (THE “CORPORATION”) HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), NOR UNDER THE SECURITIES LAWS OF ANY OTHER COUNTRY, AND THE COMPANY IS UNDER NO OBLIGATION TO REGISTER THE SHARES UNDER THE SECURITIES ACT OR ANY SUCH OTHER LAWS IN THE FUTURE.  THE SHARES ARE BEING OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SECTION 4(2) OF THE SECURITIES ACT AND REGULATION D (“REGULATION D”) PROMULGATED THEREUNDER OR REGULATION S PROMULGATED THEREUNDER.

THESE SHARES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM.  THE PURCHASE OF THE SECURITIES OFFERED HEREBY INVOLVES SIGNIFICANT RISKS.  THE SHARES OF ANY SUBSCRIBER THAT IS A NON U.S. PERSON MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO ANY U.S. PERSON UNLESS THE SHARES ARE REGISTERED OR EXEMPT FROM REGISTRATION AND THE COMPANY HAS GIVEN ITS EXPRESS WRITTEN APPROVAL OF SUCH AN OFFER OR SALE.  NO SUCH SUBSCRIBER SHALL UNDERTAKE ANY HEDGING TRANSACTIONS INVOLVING THE SHARES EXCEPT IN COMPLIANCE WITH THE SECURITIES ACT.

INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.  IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE SHARES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.  THE SHARES BEING OFFERED HEREBY HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY.  FURTHERMORE THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.  THIS OFFERING IS ONLY TO PERSONS WHO SATISFY THE DEFINITION OF ACCREDITED INVESTOR FOR PURPOSES OF THE SECURITIES ACT AND ONLY SUBSCRIPTIONS BY SUCH ACCREDITED INVESTORS WILL BE ACCEPTED.

CAREADVANTAGE, INC.
SUBSCRIPTION AGREEMENT

CareAdvantage Inc.
485-C Route 1 South
Iselin, New Jersey 08830

Ladies/Gentlemen:

This Stock Purchase and Subscription Agreement (the “Agreement”) is being furnished to CareAdvantage, Inc. (the “Corporation”), a corporation organized under the laws of the State of Delaware, by the undersigned subscriber (the “Investor”) in connection with an offering by the Corporation to sell shares (the “Shares”) of its common stock, par value $0.001 per share, (the “Common Stock”).  This offering is being made only to persons or entities who are “accredited investors” as defined below.  The Investor hereby agrees to purchase Shares in a private transaction, as described herein.

In consideration for the acceptance by the Corporation of this Agreement, the Investor hereby agrees, covenants, represents and warrants as follows:

1.           Subscription.   Subject to the terms of this Agreement, the Investor hereby subscribes for 20,000,000 Shares for a purchase price per share of $0.005 and an aggregate purchase price of $100,000 (the “Subscription Price”).  The Subscription Price for the Shares shall be paid concurrently with the execution of this Agreement.

2.           Acceptance or Rejection of Subscription.  The Corporation has the right to reject this subscription for the Shares, in whole or in part for any reason.  In the event of the rejection of this subscription, the Investor’s payment of the Subscription Price will be promptly returned to the Investor without interest or deduction and this Agreement shall have no force or effect.

3.           Representation and Warranties of the Investor.

(a)           The Investor is acquiring the Shares solely for investment, solely for the Investor’s own account, not for the account of any other person, and not for distribution, assignment or resale to others and no other person has a direct or indirect beneficial interest in any Shares so acquired.

(b)           The Investor has carefully read this Agreement and, to the extent the Investor believes necessary, has discussed with the Investor’s professional and tax advisors with respect to the financial and tax consequences of an investment in the Corporation, as well as the suitability of this investment, based on the Investor’s individual circumstances.  The Investor acknowledges that the Investor has not received any income tax or other tax advice from the Corporation, its officers, employees, legal counsel or any other representative of the Corporation, and the Investor is not relying on any tax or other legal advice other than advice provided from his own professional and tax advisors.

(c)           Investor represents and acknowledges that the Investor has had a reasonable opportunity, at a reasonable time prior to the Investor’s investment in the Corporation, to ask questions of and receive answers from the Corporation or other representative of the Corporation concerning the terms and conditions of the offering of the Shares, and the Corporation and its operations, and all such questions have been answered to the Investor’s full satisfaction.  The Investor further acknowledges that the Investor has had a reasonable opportunity to obtain any relevant information which the Corporation possesses or can acquire without unreasonable effort or expense.

(d)           The Investor represents and acknowledges that no oral representations have been made in connection with the offering of the Shares which are in any manner inconsistent with the materials that have been disclosed to the Investor.

(e)           The Investor has neither relied upon nor seen any form of advertising or general or public solicitation, including communications published in or broadcasted by any print or electronic medium and mass mailings, in connection with the offering of the Shares, and are aware of no such solicitation or advertisement received by others.

(f)           The Investor is an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”), and has checked the box(es) below which are next to the category or categories under which the Investor qualifies as an accredited investor:

FOR INDIVIDUALS:

☐           A natural person with individual net worth (or joint net worth with spouse) in excess of $1 million. For purposes of this item, “net worth” means the excess of total assets at fair market value, including home, home furnishings and automobiles (and including property owned by a spouse), over total liabilities.

☐           A natural person with individual income (without including any income of the Investor’s spouse) in excess of $200,000, or joint income with spouse in excess of $300,000, in each of the two most recent years and who reasonably expects to reach the same income level in the current year.

☐           A director or executive officer of the Company.

FOR ENTITIES:

☐           a bank, savings and loan association, building and loan association, cooperative bank, homestead association or similar institution which is supervised and examined by state or federal authority having supervision over any such institutions, acting in its individual or fiduciary capacity.

☐           a registered broker or dealer.

☐           an employee benefit plan within the meaning of Title 1 of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary that is a savings and loan association, if the employee benefit plan has total assets in excess of $5,000,000, or if the plan is a self-directed plan with investment decisions made solely by persons that are accredited investors.

☐           a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

☐           a private business development company as defined in Section 202(a)(22) of the Investment Advisors Act of 1940, as amended.

☐           a corporation, Massachusetts or similar business trust, partnership, or an organization described in Section 501(c)(3) of the Internal Revenue Code not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000.

☐           a trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person.

☐           An entity, including a grantor trust, in which all of the equity owners are accredited investors (for this purpose, a beneficiary of a trust is not an  equity owner, but the grantor of a grantor trust is an equity owner).

(g)           The Investor satisfies the requirements set forth below, indicated by a check mark in the appropriate box(es):

☐           The Investor has the financial means to make an investment in the Corporation; the Investor is able to bear the economic risk of an investment in the Corporation; and the Investor’s present financial condition is such that the Investor is under no present or contemplated future need to dispose of any portion of the Shares to satisfy any existing or contemplated undertaking, need or indebtedness; or

☐           The Investor has such knowledge and experience in business and financial matters as will enable the Investor to utilize the information made available to the Investor to evaluate the merits and risks of the prospective investment in the Shares and to make an informed investment decision.

(h)           The Investor, if an individual, has his or her principal residence in the state listed on the signature page hereof, and if an entity, has its principal office in the state listed on the signature page hereof, and has no present intention of changing such residence or principal office.

(i)           The Investor acknowledges that an investment in the Corporation involves a high degree of risk, and, having made Investor’s own evaluation of the risks associated with this investment, the Investor is aware and has been advised that the Investor must bear the economic risks of a purchase of the Shares indefinitely.

(j)           Investor acknowledges that: the Shares have not been registered under the Securities Act and any applicable State securities laws (the “State Acts”), and are being offered and sold pursuant to exemptions from registration under the Act by virtue of Section 4(2) of the Act and/or the provisions of Regulation D promulgated thereunder, and such exemptions depend in part upon the accuracy of the statements, representations and agreements made by the Investor in this Agreement.  The Investor understands that the merits of investment in the Shares have not been reviewed by, passed on, or submitted for review to any federal or state agency or other regulatory organization.

(k)           The Investor understands that there is not a market for the Shares, that none may develop, and that limited rights exist to transfer the Shares.

(l)           The Investor is aware that the Corporation may offer and sell additional shares of Common Stock in the future, thereby diluting the Investor’s percentage equity ownership of the Corporation.

(m)           If the Investor is an individual, the Investor represents that he or she is over 21 years of age and has the capacity to execute, deliver and perform this Agreement; if the Investor is an entity, the person executing this Agreement has all requisite power and authority to execute, deliver and perform the obligations under this Agreement and to subscribe for and purchase or otherwise acquire the Shares on behalf of the Investor, and the execution of this Agreement has been authorized by all necessary corporate or other action.

(n)           The foregoing representations and warranties and all other information which the Investor has provided to the Corporation concerning such Investor, the financial position of the Investor, and the Investor's knowledge of financial and business matters, or in the case of persons investing as joint tenants or a corporation, partnership, trust or other entity, the knowledge of financial and business matters of the person making the investment decision on behalf of such joint tenants or entity, including all information contained herein, are true and accurate as of this date and shall be true and accurate as of the date of the issuance of the Shares.  If in any respect such representations, warranties or information shall not be true and accurate at any time prior to the Investor's admission to the Corporation, the Investor will give written notice of such fact to the Corporation, specifying which representations, warranties or information are not true and accurate and the reasons therefor.

4.      Covenants of the Investor.    The Investor covenants and agrees that the Investor will not take, or cause to be taken any action with respect to the Shares that would cause the Investor to be deemed an “underwriter” as defined in Section 2(11) of the Securities Act.

5.      Investor Questionnaire.  In connection with this subscription, the Investor has provided information to the Company regarding his status as an accredited investor pursuant to Section 3 of this Agreement.  The Investor understands and acknowledges that the Corporation is relying on the accuracy of the information set forth in the investor questionnaire contained in Section 3 of this Agreement in complying with applicable federal and state securities laws and represents and warrants that such information is complete and correct.

6.      Indemnification.   The Investor understands and acknowledges that the Corporation and its control persons are relying on the representations, warranties and agreements made by the Investor in this Agreement and the Investor agrees to indemnify and hold harmless the Corporation, its control persons, the corporation’s Affiliates and anyone acting on its behalf from and against all damages, losses, costs and expenses (including reasonable attorneys’ fees) which they may incur by reason of his failure to fulfill any of the terms or conditions of this Agreement, or by reason of any breach of the representations and warranties made by the Investor herein.

7.      Transferability and Resale.  The Investor acknowledges that the Shares have not been registered under the Securities Act and any applicable State securities laws (the “State Acts”), and may not be sold, pledged, hypothecated, donated or otherwise transferred (whether or not for consideration) by the Investor unless registered pursuant to the Act and the State Acts, or upon presentation to the Corporation of evidence satisfactory to the Corporation, or submission to the Corporation of a favorable opinion of counsel acceptable to the Corporation, to the effect that any such transfer is subject to an applicable exemption under and will not be in violation of the Act and the State Acts.  The Company has agreed to register the Shares in accordance with the Registration Rights Addendum attached hereto.

8.      Restrictive Legends.  The Shares shall bear the following legend:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ISSUED PURSUANT TO A CLAIM OF EXEMPTION FROM THE REGISTRATION OR QUALIFICATION PROVISIONS OF FEDERAL AND STATE SECURITIES LAWS AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLIANCE WITH THE REGISTRATION OR QUALIFICATION PROVISIONS OF APPLICABLE FEDERAL AND STATE SECURITIES LAWS OR APPLICABLE EXEMPTIONS THEREFROM.”

9.           Binding Effect; Successors and Assigns.  This Agreement will be binding upon the parties hereto, the successors and assigns of the Corporation and the heirs, personal representatives, successors and assigns of the Investor.  This Agreement will inure to the benefit of the Corporation and its successors and assigns.  Neither this Agreement nor any part of it will be assignable by the Investor.

10.           Investor’s Legal Fees.  Upon the issuance of the Shares to the Investor, the Company shall pay the Investor’s legal fees and expenses, up to $2,800, incurred in connection with this Agreement and the transaction contemplated hereunder.

11. Miscellaneous.

(a)           This Agreement constitutes the entire agreement among the parties hereto with respect to the subscription of the Investor’s Shares and may be amended only by a writing executed by the parties hereto.

(b)           Within 10 days after receipt of a written request from the Corporation, the Investor agrees to provide such information and to execute and deliver such documents as reasonably may be necessary to comply with any and all laws and ordinances to which the Corporation is subject.

(c)           In this Agreement the singular shall include the plural and the masculine gender shall include the feminine and neuter and vice versa, as the context requires.

(d)           Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions hereof are determined to be invalid or contrary to applicable law, such invalidity shall not impair the operation of or affect the remaining portions of this Agreement.

(e)           This Agreement shall be construed in accordance with the laws of the State of Delaware, without regard to its principles of conflict of laws.

[Signatures on following page]

SIGNATURE PAGE

IN WITNESS WHEREOF, the undersigned has executed and sealed this Agreement as of this day of ___________________, 2009

Form of Ownership (Check One):	Individual Subscriber:

_____ Individual	___________________________________________
(Signature)
_____ Joint Tenants with right of	Print Name:__________________________________
Survivorship (each must sign)
___________________________________________
_____Tenants in common	(Signature of Co-Subscriber, if any)
(each must sign)

_____Tenants by the entirety	Print Name: ________________________________

_____ Fiduciary capacity (please	Address: ___________________________________
indicate the capacity on the	__________________________________________
signature line)	Social Security Number(s): ____________________

_____ Corporation
Entity Subscriber:
_____ Partnership
__________________________________________
_____ Limited liability company
By: _______________________________________
Signature of Authorized Trustee, Custodian, Partner or Officer

_____ Trust, IRA or Retirement Plan	Name: ____________________________________
Title: _____________________________________
_____ Other (please explain)	Address: __________________________________
__________________________________________
Tax Identification Number: ____________________

AGREED TO AND ACCEPTED THIS ____ DAY OF _________, 2009

By:

Registration Rights Addendum

1.	Right to Piggy-back.

(a)           If The Company proposes during the Registration Period (as hereinafter defined) to register any securities of the Company under the Securities Act on any registration form (otherwise than for the registration of securities to be offered and sold by the Company pursuant to (i) an employee benefit plan, (ii) a dividend or interest reinvestment plan, (iii) other similar plans or (iv) reclassification of securities, mergers, consolidations and acquisitions of assets) permitting a secondary offering or distribution, not less than 15 days prior to each such registration the Company shall give to the Investor written notice of such proposal which shall describe the proposed registration and distribution and, upon the written request of the Investor furnished within 10 days after the date of any such notice, proceed to include in such registration such Shares (“Piggy-Back Shares”) as have been requested by the Investor to be included in such registration.  The Investor shall in their request describe briefly the proposed disposition of such Shares.  The Company will in each instance use its commercially reasonable efforts to cause all such Piggy-Back Shares to be registered under the Securities Act, to the extent necessary to permit the sale or other disposition thereof (in the manner stated in such request) by the Investor.

(b)           If the managing underwriter, if any, who shall be selected by the Company advises the Company in writing that, in its opinion, the inclusion of the Piggy-Back Shares with the securities being registered by the Company would materially adversely affect the distribution of all such securities, then the Company will include in such registration (i) first, the securities the Company proposes to sell and (ii) second, the Piggy-Back Shares requested by the Investor to be included in such registration.  In the event Shares of parties other than the Investor are included in such registration pursuant to registration rights granted to such other parties, any limitation of the number of Piggy-Back Shares to be included in such registration shall be proportionate to similar limitations placed on the Shares of such other parties.

(c)           The “Registration Period” shall be until such time as the Investor can sell or transfer the Shares pursuant to Rule 144 promulgated under the Securities Act and the last sentence of paragraph (b)(1) thereof without any restrictions or limitations, but in all event for at least the three years following the date of the Subscription Agreement.

2.	Selection of Underwriter; Participation in Underwritten Registrations.

The Investor agrees to the selection by the Company of a underwriter to manage such registration and to execute an underwriting agreement with such underwriter that is in customary form.  The Investor may not participate in any registration hereunder which is underwritten unless the Investor (i) agrees to sell its Piggy-Back Shares on the basis provided in any underwriting arrangements approved by the Company, and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements; provided that the Investor shall not be required to make any representations or warranties to the Company or the underwriters other than representations and warranties regarding the Investor and the Investor’s intended method of distribution.

3.      Withdrawal of Registration.

Nothing in this Agreement shall be deemed to require the Company to proceed with any registration of its securities after giving the notice as provided herein.

4.      Registration and Qualification Procedures.

Whenever the Company is required by the provisions of this Agreement to use its commercially reasonable efforts to effect the registration of any of its securities under the Securities Act, the Company will, as expeditiously as is possible:

(a)           prepare and file with the SEC a registration statement with respect to such securities in connection with which the Company will give the Investor and its counsel and accountants the opportunity to participate in the preparation of such registration statement, each prospectus included therein or filed with the SEC, and each amendment thereof or supplement thereto, and will give each of them such access to its books and records and such opportunities to discuss the business of the Company with its officers and the independent public accountants who have certified its financial statements as shall be necessary, in the opinion of the Investor’s counsel, to conduct a reasonable investigation within the meaning of the Securities Act;

(b)           prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and the prospectus current and to comply with the provisions of the Securities Act with respect to the sale of all securities covered by such registration statement whenever the Investor shall desire to sell the same; provided, however, the Company shall have no obligation to file any amendment or supplement at its own expense (other than periodic filings required under the Securities Exchange Act of 1934) more than nine months after the effective date of such registration statement;

(c)           furnish to the Investor such number of copies of preliminary prospectuses and prospectuses and each supplement or amendment thereto and such other documents as they may reasonably request in order to facilitate the sale or other disposition of the securities owned by them in conformity with (a) the requirements of the Securities Act and (b) the proposed method of distribution;

(d)           otherwise use its commercially reasonable efforts to comply with all applicable rules and regulations of the SEC;

(e)           register and qualify the securities covered by such registration statement under state securities (Blue Sky) laws of such jurisdictions as shall be reasonably requested by the Investor (and to maintain such registrations and qualifications effective for the Registration Period, and to do any and all other acts and things that may be necessary or advisable to enable the Investor to complete the disposition in such jurisdictions of such securities (provided that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not be required but for this agreement, (ii) subject itself to taxation in any such jurisdiction or (iii) file any general consent to service of process in any such jurisdiction));

(f)           cause all such Piggy-Back Shares to be listed on each securities exchange on which similar securities issued by the Company are then listed and to be qualified for trading on each system on which similar securities issued by the Company are from time to time qualified;

(g)           provide a transfer agent and registrar for all such Piggy-Back Shares not later than the effective date of such registration statement and thereafter maintain such a transfer agent and registrar; and otherwise cooperate with the Investor and the managing underwriter to facilitate the timely preparation and delivery of certificates representing Piggy-Back Shares to be sold and not bearing any restrictive legends, and enable such Piggy-Back Shares to be in such denominations and registered in such names as the managing underwriter may reasonably request at least two business days prior to any sale of Piggy-Back Shares to the underwriters;

(h)           enter into and perform an underwriting agreement with the managing underwriter, if any, containing customary (i) terms of offer and sale of the securities, payment provisions, underwriting discounts and commissions, and (ii) representations, warranties, covenants, indemnities, terms and conditions;

(i)           notify the Investor during any time when a prospectus relating to the registration is required to be delivered under the Securities Act, upon discovery that, or upon the happening of any event as a result of which, the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, and at the request of the Investor promptly prepare and furnish to the Investor a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they are made;

(j)           keep the Investor advised in writing as to the initiation and progress of any registration under this Agreement.

5.      Holdback Agreements.

If any registration pursuant to this Agreement is in connection with an underwritten public offering, the Investor agrees, if so required by the managing underwriter, not to effect any public sale or distribution Piggy-Back Shares (other than as part of such underwritten public offering) during the period beginning 15 days prior to the effective date of such registration statement and ending on the 90th day (or such longer period of time as may be requested by the managing underwriter (which period shall in no event exceed 180 days)) after the effective date of such registration statement.

6.      Registration Expenses.

If the Company is required by the provisions of this Agreement to use its commercially reasonable efforts to effect the registration or qualification under the Securities Act of any of the Piggy-Back Shares, the Company shall pay all expenses in connection therewith, including (i) all expenses incident to filing with the National Association of Securities Dealers, Inc., (ii) registration fees and Blue Sky fees, (iii) printing expenses, (iv) accounting and legal fees and expenses, and (v) expenses of any special audits incident to or required by any such registration or qualification; provided, however, the Company shall not be liable for (a) any discounts or commissions to any underwriter attributable to Piggy-Back Shares being sold; or (b) any stock transfer taxes incurred in respect of the Piggy-Back Shares being sold.

7.           Indemnification.

(a)           In connection with any registration or qualification of securities under this Agreement, the Company agrees to indemnify the Investor against all losses, claims, damages, liabilities and expenses (including reasonable costs of investigation) caused by any untrue, or alleged untrue, statement of a material fact contained in any registration statement, preliminary prospectus, prospectus or notification or offering circular (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or caused by any omission, or alleged omission, to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages, liabilities or expenses are caused by any untrue statement or alleged untrue statement or omission or alleged omission based upon information furnished in writing to the Company by either the Investor or any underwriter expressly for use therein. The foregoing indemnification for the benefit of the Investor shall apply only if the Investor is not, at the time of the alleged statement or failure to state, a director or officer of the Company.

(b)            In connection with any registration or qualification of securities under this Agreement, the Investor agrees to indemnify the Company and each officer, director and controlling person of the Company against all losses, claims, damages, liabilities and expenses (including the costs of reasonable investigation) caused by any untrue, or alleged untrue, statement of a material fact contained in any registration statement, preliminary prospectus, prospectus or notification or offering circular (as amended or supplemented if the Investor shall have furnished information for any amendments or supplements thereto) or caused by any omission, or alleged omission, to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent such losses, claims, damages, liabilities or expenses are caused by any untrue statement or alleged untrue statement or omission or alleged omission based upon information furnished in writing to the Company by the Investor expressly for use therein.

(c)           Any person entitled to indemnification hereunder will (i) give reasonably prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party.  If such defense is assumed, the indemnifying party will not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent will not be unreasonably withheld).  An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim.

(d)           The indemnification provided for under this Agreement will remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and will survive the transfer of Piggy-Back Shares.

(e)           The parties agree to make such provisions, as are reasonably requested by any indemnified party, for contribution to such party in the event indemnification is unavailable for any reason.  Such right to contribution shall be in such proportion as is appropriate to reflect the relative fault of and benefits to the Company on the one hand and the Investor on the other, in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations.  The relative benefits to the indemnifying party and indemnified parties shall be determined by reference to, among other things, the total proceeds received by the indemnifying party and indemnified parties in connection with the offering to which such losses, claims, damages, liabilities or expenses relate.  The relative fault of the indemnifying party and indemnified parties shall be determined by reference to, among other things, whether the action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission or state a material fact, has been made by, or relates to information supplied by, such indemnifying party or the indemnified parties, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action.  The parties hereto agree that it would not be just or equitable if contribution pursuant hereto were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in this Agreement.  No person found guilty of any fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not found guilty of such fraudulent misrepresentation.